Calvert Group of Funds
Class C Distribution Plan
Calvert Management Series

ADDENDUM TO SCHEDULE B

The total fees paid by the Class of the Series of the Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert Management Series
Calvert Tax-Free Responsible Impact Bond Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Effective Date: July 15, 2015